October 8, 2004



Mail-Stop 0408
Via facsimile and U.S. Mail
Mr. Donald A. Gilles
President and Chief Executive Officer
Valley Commerce Bancorp
200 South Court Street
Visalia, California 93291

	Re:  Valley Commerce Bancorp
                    Form SB-2
	        File No. 333-118883
                    Filed September 9, 2004


Dear Mr. Gilles:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Prospectus Cover Page
1. Revise to use bold type for the cross-reference to the risk factors.
2. With regard to the last paragraph and the statement therein that
""there is no minimum", revise to indicate the minimum. In this regard, use the number of shares the underwriter is committed to take as the minimum.

Prospectus Summary
Growing Market Area- page 3
3. Revise the last paragraph on page 3 to explain how the bank is "expanding our efforts".


Our strategic goals- page 4
4. Revise the first paragraph to describe the expansion plans.
Does
the Company plan on adding branches in the next 12 months? If so, indicate the number expected to be added and the cost. If not, so indicate.
5. Revise the Core Deposit paragraph to indicate the growth for the 6
months ended June 30, 2004 and the year ended December 31, 2003.
6. Likewise, revise the Net Interest Margin and Efficiency ratio discussions to disclose the numbers for the 6 months ended June 30,
2004 and December 31, 2003.
7. Revise to condense the last paragraph on page 4 and all of page
5
into a brief paragraph discussing the service first concept and the local management team. The remainder of the disclosure should be moved to the business section. In addition, add the address of the executive officers and a phone number as required by Item 503(b) of
Regulation S-B.

The Offering- page 6
8. Revise the narrative for the number of shares both before and after the offering to indicate they do not include any shares that might be sold in the overallotment option.
Risk Factors- page 9
General
9. Revise to use bold type for the captions of each risk factor.
10. Revise each caption to state the particularized risk, such as, "Our directors and Executive Officers have substantial control over the Company`s actions and their interests may not coincide with shareholders who purchase shares in this offering", or a similar caption.

Risks related to our Company and its stock- page 9
11. Revise to briefly discuss the limited trading activity by referring to average trades per day/week or month during the last 12 months.
12. Revise to move the last paragraph on page 9 and the first 6 paragraphs on page 10 to elsewhere in the prospectus, such as the Business section, as these are generic to all bank holding companies.
Alternatively, revise to make the discussions particularized to the
Company.
13. Revise the management`s expertise paragraph to indicate the presence or absence of employment agreements.

Risks related to our industry- page 11
14. Move the paragraph on regulation and legislation to elsewhere in the prospectus after the risk factors. See comment 13 above.

Use of Proceeds
15. Disclose the plans with regard to adding branches, e.g., none are expected to be added in the next 12 months, and indicate the expected cost of each branch addition.

Market Price for Common Equity
16. Revise to provide some numbers with regard to the trading volume, e.g., daily, weekly or monthly volume of how many shares.

Dilution
17. Revise to include the information required by paragraph (a) of
Item 506 of Regulation S-B.

Business
General
18. Expand the discussion to cover the last three years developments as required by Item 101 (a) of Regulation S-B. In this regard, growth in assets, deposits, capital, number of branches and other material items should be addressed in t three-year context.
19. Revise to disclose the information required by Item 101 (c) of Regulation S-B.

Our strategic goals
20. Revise the first paragraph to include whether or not there are any agreements or commitments to purchase any branches from other institutions and, if so, indicate the expected costs and timeframe for the purchase. Likewise, disclose the timeframes for expansion of loan offices and new branches as well as the expected costs.

Management
Employment Agreements
21. Revise to disclose and briefly discuss the Supplemental
Compensation Agreements filed as exhibits.

Part II
Undertakings
22. Revise to include the undertakings required by paragraphs (d) and
(f) of Item 512 of Regulation S-B.
Exhibits
23. File exhibits 1.1,4.3, and 5.1 in the next amendment or revise the index to indicate they will be filed in the future.

Selected Financial Data - page 7
24. Revise your column headings in the table on page 8 to reflect the proper dates and columns. Your heading for 2003 is aligned improperly and may be confusing to the reader.

Capitalization - page 18
25. Please revise to present the pro forma capitalization data for both the minimum and maximum amount of shares sold or confirm in your disclosure that the data properly represents the minimum and maximum amount of shares sold.

Dilution - page 19
26. Please revise to quantify and clearly define how you determined the increase attributable to new investors in your dilution per share calculation as of June 30, 2004.

Management`s Discussion and Analysis
Overview - page 20
27. Please revise to describe more clearly the acquisition of the branch facilities and deposits of the Fresno branch of Humboldt Bank.
28. Please revise to provide a brief discussion of the primary components that make up your general operating expenses in your business.

Critical Accounting Policies - page 20

29. Please revise your disclosures under this section to discuss how accurate your estimates and assumptions have been in the past and how much your actual results varied from those estimates. Revise to provide quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company. Refer to Section C of Release
No. 33-8098/34-45907.

Results of Operations - page 21
30. In order to allow the reader to gain a better understanding of the loan loss activity, please revise your disclosure on page 25 to more clearly explain the primary reasons for the credit balance as of
June 30, 2004, besides the $129,000 credit recorded in the
provision
for loan losses in June 30, 2004.
31. Please revise to more clearly describe the underlying facts
and
circumstances that led to the net loan charge-offs in 2002 as discussed on page 30.
32. Please revise to discuss the nature and underlying factors relating to the changes in your loan volume and product mix in order to allow the reader to gain a better understanding of your lending business.
33. Please revise page 37 to explain in further detail the
procedures
you used in determining the amount of unallocated reserve. Please clarify how the unallocated reserve is not directly measured in the determination of the formula allowance and specific allowance but is
included as an element of measurement when determining the level of
the allowance for loan losses.   Revise to explain why you refer
to
unallocated portions of your reserves on page 37 but your allocation table on page 38 indicates that you have no unallocated amounts as of the dates presented.
34. Please revise your commitments and contingencies discussion on page 39 to quantify the amounts of all such items.

Liquidity - page 42
35. Please revise to disclose the material effects on your liquidity resulting from the following:

* Provide an explanation of any significant changes in your statement of cash flows such as the activity in your available-for-sale securities;
* Discuss the amount of your redemption requirements on the trust preferred securities and FHLB advances due in each of the next five years;
* Discuss pertinent matters that could affect the extent of funds required relating to your short-term and long-term objectives;
* Identify any known trends or circumstances and associated risks which are reasonably likely to result in material increases or decreases in the liquidity in the near future;
* Describe any anticipated changes between equity, debt and any off-balance sheet financing arrangements; and
* Discuss the impact of your acquisition of the Fresno Branch from Humboldt Bank. Quantify the impact on your current cash flow and future cash commitments. Discuss the impact of any deposit run-off expected to occur over the next twelve months.

      Refer to Item 303 of Regulation S-B.

Experts - page 69
36. We note your disclosures here regarding your change in independent accountants. Please revise to include a separate section for Item 23 of Form SB-2, Changes IN and Disagreements with Accountants on Accounting and Financial Disclosures. In addition to the disclosures already provided, please specifically disclose whether the former accountant resigned, declined to stand for re-election or was dismissed and the date thereof. Specifically disclose whether the decision to change accountants was recommended or approved by any audit, similar committee of the board of
directors
or the board of directors. Provide an updated letter from your former accountant that acknowledges these changes. Refer to Item 304 of Regulation S-B.

Condensed Consolidated Interim Financial Statements
37. Please revise your interim financial statements to address the comments raised below on your annual financial statements as applicable.
38. Please revise to provide a table presenting the detailed components of your securities portfolio in a footnote, as well as the gross unrealized gains and losses for each category as of the interim dates presented.

Note 3.  Loans - page F-7
39. Please revise your interim footnotes to provide a rollforward of your allowance for loan losses.
40. We note your MD&A disclosure on page 25 that appears to indicate that your Credit to the provision for loan losses was actually due to gains on foreclosed assets.

* Please revise your footnotes to better reflect these
transactions.
* Supplementally provide us with the details of such transactions.
* Tell us why you believe it is appropriate to record the gains on the foreclosed real estate in your Provision for loan losses rather than in a separate line item given the timing you described on page
25.  Tell us the GAAP literature on which you relied for this treatment.
* Tell us how you considered the guidance of paragraph 37 of SFAS
144
as it applies to your circumstances.

Note 4.  Commitments and Contingencies - page F-7
41. Please revise Note 4 to clearly explain how you determined the fair values you recorded under FIN 45 for your guarantees outstanding. Quantify those amounts recorded.

Consolidated Financial Statements
Note 3.  Summary of Significant Accounting Policies - F-19
42. Please revise your disclosures regarding Investment Securities to explain your policies for determining when an other-than-temporary impairment has occurred and how such an impairment would be measured.
43. Please revise your Loan policy disclosures to confirm that you use the interest-method to recognize interest income.
44. We note your disclosure on page 48 regarding your origination of loans with the participation of other lenders as well as your servicing of participated loans. Please revise your footnotes to address the following in order to provide clear and comprehensive disclosure of your loan participations.

* Clearly describe the underlying transactions and specifically define the extent to which you originate the loans involved. Disclose whether you actually originate the full amount and sell off the participations or whether you only originate a fraction of the total.
* Clearly describe your accounting policies and procedures for loan
participations in a clear and concise manner, and discuss the accounting treatment for loan transfers. For transactions where you are getting sale treatment under SFAS 140, please revise Note 3 to confirm in your disclosure that you meet each of the criteria required by paragraph 9 of SFAS 140. Disclose each of those criteria.
* Revise to quantify in tabular fashion the amount of loans transferred versus retained during the periods presented.
* Disclose the underlying terms and conditions of the loan participation agreements such as recourse obligations.
* Please provide the disclosures by paragraph 17(e) of SFAS No.
140
for servicing assets and liabilities and paragraphs 13(d) and A52(b)
of FIN 45 for any recourse obligations. For additional information, refer to paragraphs 104-106 and paragraph 13 of SFAS No. 140.

45. Revise to discuss your policy of recording an allowance for credit losses on loan commitments that is separate from your allowance for loan losses. Disclose the amount recorded for such amounts.
46. We note your statement on page F-25 that the deconsolidation of
Valley Commerce Trust I "appears to be an unintended consequence of
FIN 46." However, such disclosure could be confusing to investors.
Please revise to delete these statements or to better clarify your intended meaning.
47. Please revise your discussion on page F-25 regarding the impact of SFAS 149 and SFAS 133 to clarify whether you have participated in any derivative transactions during the periods presented. If so, revise to quantify their impact.

Note 4.  Available-for-Sale Investment Securities - page F-26
48. Please revise your disclosures regarding your unrealized losses at the bottom of page F-27 to confirm that you have the intent and ability to hold these debt securities that are in an unrealized loss position to the earlier of recovery or maturity.

Note 8.  Borrowing Arrangements - page F-31
49. Please revise your discussions of your long-term FHLB advances to quantify the amount of such borrowings that are subject to early call or redemption features. Revise to describe the nature of such features.

Note 9.  Junior Subordinated Deferrable Interest Debentures - page
F-
32
50. Please revise your description of the Valley Commerce Trust I and its related trust preferred securities to address the following:

* Discuss how you account for dividends not currently declared or paid, but which will be payable under the mandatory redemption features (e.g., dividends that will be payable out of future earnings).
* Revise to confirm that you own 100% of the common stock of the Trust. Refer to Rule 3-10(b) of Regulation S-X.

Note 14.  Related Party Transactions - page F-42

51. Please revise Note 14 to discuss any other related party transactions, including your lease agreements with certain directors as discussed on page 63. Discuss the terms of the lease and quantify the amounts expensed under such agreements during the periods presented.

Closing Comment

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Diane San Pedro at (202) 824-5483 or Kevin Vaughn at (202) 942-1816. All other questions may be directed to Michael Clampitt at
(202) 942-1772 or to me at (202) 942-2889.

						Sincerely,



						Todd Schiffman
						Assistant Director


 d	:
??

??

??

??

Valley Commerce Bancorp
Page 1